Filed pursuant to Rule 253(g)(2)

File No. 024-11089

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED January 25, 2022

(TO THE Offering Circular January 15, 2021 and qualified by the Commission on January 27, 2021)

GGTOOR, INC.

(Exact name of registrant as specified in its charter)

Date: January 25, 2022

Florida	6552	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

430 Walker Ln
Thomasville, Georgia 31792

Telephone: 516-375-6649

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.ggtoorcorp.com/

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Sports Venues of Florida, Inc. (the "Company," "we," "us," or "our") dated January 15, 2021, and qualified by the Commission on January 27, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose we have elected to extend the offering circular of GGTOOR INC., formerly Sports Venues of Florida, Inc., for up to another 90 days. This offering circular will terminate on April 27, 2022, or earlier if terminated by the Company in its own discretion, which may occur at any time.

OFFERING CIRCULAR SUPPLEMENT DATED January 25, 2022

UP TO A MAXIMUM OF 101,940,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.02	7.55%	Up to Maximum of $2,548,500